UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Tempus Applied Solutions Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88024L 100
(CUSIP Number)

Owen S. Littman, Esq.
Cowen Group, Inc.
599 Lexington Avenue
New York, New York 10022
(212) 845-7900

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP NO. 88024L 100

1	NAME OF REPORTING PERSON Cowen Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,615,203 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,615,203 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,203 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%
14	TYPE OF REPORTING PERSON OO
__________

(1) Consists of (i) 1,297,916 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, and (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants.

CUISP NO. 88024L 100

1	NAME OF REPORTING PERSON RCG LV Pearl LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,615,203 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,615,203 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,203 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%
14	TYPE OF REPORTING PERSON OO
__________

(1) Consists of (i) 1,297,916 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, and (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants.

CUISP NO. 88024L 100

1	NAME OF REPORTING PERSON Cowen Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,615,203 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,615,203 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,203 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%
14	TYPE OF REPORTING PERSON CO
__________

(1) Consists of (i) 1,297,916 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, and (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants.

CUISP NO. 88024L 100

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,615,203 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,615,203 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,615,203 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%
14	TYPE OF REPORTING PERSON IN
__________

(1) Consists of (i) 1,297,916 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, and (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants.

CUISP NO. 88024L 100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer owned by Cowen Investments were acquired with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate cost of the 1,297,916 Shares owned directly by Cowen Investments is $3,412,500.  The aggregate cost of the warrants, exercisable into a total of 2,317,287 Shares, owned directly by Cowen Investments is $826,875.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,791,549 Shares outstanding as of November 6, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015 plus (i) 641,666 Shares acquired by the Reporting Persons through the exercise of the Series B-2 Warrants and Series B-3 Warrants, (ii) 1,923,537 Shares underlying IPO Warrants, (iii) 328,125 Shares underlying Series A-2 Warrants, and (iv) 65,625 Shares underlying Series A-3 Warrants.

As of the close of business on the date hereof, Cowen Investments directly beneficially owned 3,615,203 Shares, consisting of (i) 1,297,916 Shares owned directly, (ii) 1,923,537 Shares underlying IPO Warrants, (iii) 328,125 Shares underlying Series A-2 Warrants, and (iv) 65,625 Shares underlying Series A-3 Warrants, representing in the aggregate approximately 30.8% of the Shares outstanding. The IPO Warrants, Series A-2 Warrants and Series A-3 Warrants, directly owned by Cowen Investments are all exercisable within 60 days of the date hereof.  By virtue of their relationships with Cowen Investments discussed in further detail in Item 2, each of RCG, Cowen Group and Peter A. Cohen may be deemed to beneficially own the securities of the Issuer directly owned by Cowen Investments.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)           On February 22, 2016, Cowen Investments exercised its (i) Series B-2 Warrants into 534,722 Shares, and (ii) Series B-3 Warrants into 106,944 Shares, pursuant to a formula contained in the respective warrant agreements that did not require the payment of any cash consideration upon such exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Cowen Investments no longer owns Series B-2 Warrants or Series B-3 Warrants as a result of the exercise of such warrants as described in Item 5(c) above.

CUISP NO. 88024L 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2016
Cowen Investments LLC

	By:	RCG LV Pearl LLC, its sole member

	By:	Cowen Group, Inc., its sole member

	By:	/s/ Owen S. Littman
		Name:	Owen S. Littman
		Title:	General Counsel

RCG LV Pearl LLC

By:	Cowen Group, Inc., its sole member

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

Cowen Group, Inc.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

/s/ Peter A. Cohen
Peter A. Cohen